CONSENT OF ANDRE LEITE

The undersigned hereby consents to: (i) the use of the written disclosure derived from the technical report titled “Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report”, effective December 31, 2020 (the “Technical Report”), in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2020, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the use of the written disclosure derived from the Technical Report in the Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A and the 40-F.

/s/ Andre Leite
Andre Leite

Date: March 30, 2021